02015431

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

16/01/02

SUPPL

RECEIVED FEB 22 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: Registered No 912624 - Return of Allotments

Allottee name	no. shares
Nick Burfitt	16,504
Cazenove Nominees Limited	192,672
CCF Reims	40,000
James Hobbs	252
Peter Rosman	22,000
Peter Stewart	1,687
Taylor Nelson Sofres Quest Trustees Limited	58,546
TOTAL	331,661 SHARES

I attach return of allotment forms 88(2). Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

PROCESSED
MAR 14 2002
THOMSON FINANCIAL P

dlw 3/7

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\legal\judi_g\general2\935let.doc

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

RECEIVED FEB 22 2002

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	13	12
Month	11	12
Year	2001	2001

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	35136	19402	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	31.81p	20.90p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name TAYLOR NELSON SOFRES QUEST TRUSTEES Address C/O TAYLOR NELSON SOFRES plc, WESTGATE LONDON UK Postcode W5 1UA	Class of shares allotted ORDINARY	Number allotted 54,538
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address LONDON UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Assistant Co. Secretary Date 16 Jan 02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA
Tel 0208967 4108
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	13 11 2001	12 12 2001

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	16504	1687	4008
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	47.48p	91.50P	108P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name NICK BURFITT Address 40 Crescent Gardens, Eastcote, Pinner, Middlesex UK Postcode HA4 8TA	Class of shares allotted ORDINARY	Number allotted 16504
Name Mr Peter Stewart Address 11 Spencer Villas, Glenageary, Co. Dublin UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,687
Name TAYLOR NELSON SOFRES QUEST TRUSTEES Address C/O TAYLOR NELSON SOFRES plc, WESTGATE LONDON UK Postcode W5 1UA	Class of shares allotted ORDINARY	Number allotted 4008
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed George Assistant Company Secretary Date 16 Jan 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA

Tel 0208967 4108

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	10	2001	12	12	2001

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	252000	2924	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	86.25P	108P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address (particpant ID 142CN (Designation member a/c ESOS) 12 TOKENHOUSE YARD, LONDON	ORDINARY	190,000
UK Postcode EC2R 7AN		
Name CCF REIMS	Class of shares allotted	Number allotted
Address ACCOUNT: RBSTB Nominees Ltd, CREST ID IXXFH B.P. 27 51051 REIMS, FRANCE	ORDINARY	40,000
UK Postcode		
Name PETER ROSMAN	Class of shares allotted	Number allotted
Address 2 Highfields, Fetcham, Leatherhead Surrey	ORDINARY	22,000
UK Postcode K222 9XA		
Name JAMES EDWARD HOBBS	Class of shares allotted	Number allotted
Address 67 Woodfield Road, London	ORDINARY	252
UK Postcode W5 1SR		
Name CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address (particpant ID 142CN (Designation member a/c ESOS) 12 TOKENHOUSE YARD, LONDON	ORDINARY	2,672
UK Postcode EC2R 7AN		

Please enter the number of continuation sheets (if any) attached to this form

Signed J George Assistant Company Secretary Date 16 Jan 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA

Tel 0208967 4108

DX number DX exchange

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

RECEIVED FEB 22 2002

17th January 2002

Dear Sir/Madam

Taylor Nelson Sofres plc - 912624: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed: -

- Dealing by Substantial Shareholder

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. Our fax number is 44 (0) 20 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 974 6096

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet: http://www.tnsofres.com

Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4108
Direct fax:+44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	3 January 2002
To	London Stock Exchange Company Announcements Office –0207 588 6057
Pages	4
Copies	Securities and Exchange Commission **by DHL**
	Zafar Aziz, Bank of New York (London) – 0207 893 6028 9364 Steven Kim, Bank of New York (US)- 001 212 571 3050. 6096
From	**Judith George**

Dear Sirs

Dealing by Substantial Shareholder AVS No: 519145

I attach announcement of dealing by substantial shareholder.

Yours faithfully

Judith George

"This fax is for the use of the person/company named above only. This fax is CONFIDENTIAL and may be LEGALLY PRIVILEGED. If you have received this fax in error, please (1) contact us immediately (2) destroy the faxed pages received and (3) ensure that their contents are not disclosed or used".

Registered in England No. 912624

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Taylor Nelson Sofres Plc

Full Issuer Name:
Taylor Nelson Sofres Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Judith George

Tel. No:
020 8967 4108

Announcement Given To Third Parties:

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Taylor Nelson Sofres Plc

2 Name of shareholder having a major interest:
ZURICH SCUDDER INVESTMENTS

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

2 ABOVE

NOTE: The aggregate nominal value of shares in which Zurich has interests (beneficial and non-beneficial) is equal to or more than 10 per cent of the nominal value of the relevant share capital.

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Littledown Nominees Limited (various accounts) 25,936,994
Littledown Nominees Ltd a/c 24553 119,245
Littledown Nominees Ltd a/c 19373 80,038
Morgan Stanley Nominees Limited a/c 04F60710 175,000
Nominees of SKI's non-Group Discretionary Clients 11,248,704
RBSTB Nominees Limited a/c 0319476001 489,900
RBSTB Nominees Ltd (various accounts) 1,397,622
Williams & Glynns Nominees Limited ADUM101558 a/c 0700096001 300,000

5 Number of shares/amount of stock acquired:
not known

6 Percentage of issued class:
n/a

7 Number of shares/amount of stock disposed:
not known

8 Percentage of issued class:
n/a

9 Class of security:
ORDINARY SHARES, 5 PENCE EACH

10 Date of transaction:
21 DECEMBER 2001

11 Date company informed:
FAX ARRIVED TO COMPANY SECRETARY'S OFFICE: 2 JANUARY 2002

12 Total holding following this notification:
39,747,503

13 Total percentage holding of issued class following this notification:
10.21%

14 Contact name for queries:
JUDITH GEORGE

15 Contact telephone number:
020 8967 4108

16 Name of company official responsible for making notification:
JUDITH GEORGE, ASSISTANT COMPANY SECRETARY

17 Date of notification:
3 JANUARY 2002

Additional Information:

NNNN